                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (Amendment No. 3)

                            RARE MEDIUM GROUP, INC.
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  449238 20 3
                                (CUSIP NUMBER)

                          DOMINICK P. DECHIARA, ESQ.
                       O'SULLIVAN GRAEV & KARABELL, LLP
                             30 ROCKEFELLER PLAZA
                              NEW YORK, NY 10112
                                (212) 408-2400

                                   Copy to:

                            MICHAEL D. WEINER, ESQ.
                            APOLLO MANAGEMENT, L.P.
                           1999 AVENUE OF THE STARS
                             LOS ANGELES, CA 90067
                                (310) 201-4100

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 May 14, 2001
                     (DATE OF EVENT WHICH REQUIRES FILING
                              OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 449238 20 3

------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (entities only)

      Apollo Investment Fund IV, L.P.
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      00 (SEE ITEM 3)
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      Delaware
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          30,581,591
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             39,932,001
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          30,581,591
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          39,932,001
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      39,932,001
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      43.9%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 449238 20 3           SCHEDULE 13D
         -------------

--------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only)
     Apollo Overseas Partners IV, L.P.

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    OO (SEE ITEM 3)

--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                     7
   NUMBER OF
                         1,640,075
    SHARES          ------------------------------------------------------------
                         SHARED VOTING POWER
 BENEFICIALLY        8

   OWNED BY              39,932,001
                    ------------------------------------------------------------
     EACH                SOLE DISPOSITIVE POWER
                     9
   REPORTING
                         1,640,075
    PERSON          ------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
     WITH            10
                         39,932,001
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      39,932,001
--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                  [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.9%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 449238 20 3

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only)

      AIF IV/RRRR LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (SEE ITEM 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,710,335
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             39,932,001
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,710,335
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          39,932,001
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      39,932,001
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 449238 20 3


      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
(1)   (entities only)

      Apollo Advisors IV, L.P.
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
(2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
(3)

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
(4)

------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                            [_]
(5)
------------------------------------------------------------------------------
      Citizenship or Place of Organization
(6)
      Delaware
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             39,932,001
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          39,932,001
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
(11)

      39,932,001
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(12)  (See Instructions)                                                  [_]

------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
(13)
      43.9%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
(14)
      PN
------------------------------------------------------------------------------

CUSIP NO. 449238 20 3            SCHEDULE 13D

      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (entities only)

      Apollo Management IV, L.P.
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4

------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      Delaware
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             39,932,001
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          39,932,001
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      39,932,001
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12    (See Instructions)                                            [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      43.9%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      PN
------------------------------------------------------------------------------

                              AMENDMENT NO. 3 TO

                                 SCHEDULE 13D

                        RELATING TO THE COMMON STOCK OF

                            RARE MEDIUM GROUP, INC.

     This Amendment No. 3 amends and supplements the following Items of the Statement on Schedule 13D, as amended (the "Schedule 13D"), of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, Apollo Advisors IV, L.P. and Apollo Management IV, L.P. (collectively, the "Reporting Persons") originally filed on June 14, 1999, as amended on August 19, 1999 and September 6, 2000, with the Securities and Exchange Commission with respect to the shares of common stock of Rare Medium Group, Inc. (the "Issuer"), par value $0.01 per share (the "Issuer Common Stock"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the
Schedule 13D.

     The purpose of this Amendment No. 3 is to report the entering into by each of Apollo Investment Fund IV, L.P. ("Apollo Fund"), Apollo Overseas Partners IV, L.P. ("Apollo Overseas") and AIF IV/RRRR LLC ("AIF IV") of a Voting Agreement (as defined herein) in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 14, 2001, by and among Motient Corporation ("Acquiror"), MR Acquisition Corp., a wholly owned subsidiary of Acquiror ("Acquisition Subsidiary") and the Issuer, which provides for the merger of Acquisition Subsidiary with and into the Issuer in accordance with the terms and conditions thereof (the "Merger"). Upon the consummation of the transactions contemplated by the Merger Agreement, the separate corporate existence of Acquisition Subsidiary shall cease and the Issuer shall be the surviving corporation and shall be wholly owned by Acquiror.

ITEM 4.     PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     As described more fully in Item 6 of this Amendment No. 3, on May 14, 2001, Apollo Fund, Apollo Overseas and AIF IV entered into a Voting Agreement (the "Voting Agreement") with Acquiror in connection with the Merger Agreement and the transactions contemplated thereby.

     The summary of the Voting Agreement contained in this Amendment No. 3 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Voting Agreement, a form of which is filed as
Exhibit 6 hereto and incorporated herein by reference.

     In a joint press release issued by the Issuer and Acquiror on May 14, 2001 (the "Press Release"), the parties announced that they had entered into the Merger Agreement. In the Press Release, the parties stated that, upon consummation of the transactions contemplated by the Merger Agreement, each share of outstanding Issuer Common Stock will be exchanged for one-tenth of a share of a new class of convertible preferred stock of Acquiror (the "Acquiror Preferred Stock"). Each such whole share of Acquiror Preferred Stock will have a liquidation preference of $20.00 and will be convertible into 6.4 shares of common stock of Acquiror (the "Acquiror Common Stock"). The Acquiror Preferred Stock will have dividend and voting rights similar to the underlying Acquiror Common Stock and will automatically convert into Acquiror Common Stock if the Acquiror Common Stock trades at $3.125 or above on the Nasdaq National Market System for ten (10) consecutive trading days. Assuming that such automatic conversion occurs, (i) the existing shares of Issuer Common Stock and Issuer Common Stock Equivalents (as defined below in Item 5) beneficially owned by the Reporting Persons would ultimately convert into approximately 16.4 million new shares of Acquiror Common Stock or approximately 16.7% of Acquiror Common Stock on a post-conversion basis and (ii) all of the existing shares of Issuer Common Stock and Issuer Common Stock Equivalents would ultimately convert into approximately 49 million new shares of Acquiror Common Stock or approximately 49.7% of Acquiror Common Stock on a post-conversion basis; in each case assuming 49,663,602 shares of Acquiror Common Stock outstanding as of May 14, 2001, as disclosed in the Merger Agreement.


     The existing outstanding shares of Series A preferred stock, par value $0.01 per share, of the Issuer (the "Issuer Preferred Stock"), all of which are beneficially owned by the Reporting Persons, will be exchanged coincident with the consummation of the Merger for (a) 9 million shares of class A common stock, par value $0.01 per share (the "XM Class A Common Stock"), of XM Satellite Radio Holdings, Inc. ("XM") owned by Acquiror, (b) cash (the "Cash Consideration") in an amount equal to the outstanding Acquiror bank debt guaranteed by certain guarantors of Acquiror's bank facility, and (c) a note (the "Deficiency Note") from Acquiror with an aggregate principal amount equal to the difference, if any, between $115 million and the sum of (x) the market value of the XM Class A Common Stock at the effective time of the Merger and (y) the Cash Consideration. The 9 million shares of XM Class A Common Stock represents approximately 15.5% of all of the common stock of XM (assuming 44,339,664 shares of XM Class A Common Stock and 13,905,019 shares of class B common stock, par value $0.01 per share, of XM outstanding as of March 31, 2001, as disclosed in XM's annual proxy statement dated April 16, 2001). The principal amount of the Deficiency Note will be subject to a downward adjustment on September 30, 2001, based on the then-current market value of the XM Class A Common Stock. In connection with the Merger, Acquiror has agreed to (i) use its best efforts to cause the XM Shareholder's Agreement to be amended to facilitate additional transfers of such shares by the Reporting Persons and (ii) take steps to transfer certain of its registration rights with respect to the XM Class A Common Stock to the Reporting Persons.

     The closing of the Merger is subject to customary closing conditions, including receipt of all required regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act, as well as receipt of Acquiror bank waivers, and approval by the common stockholders of both Issuer and Acquiror. The Issuer and Acquiror expect that the Merger will close in the third quarter of 2001.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a) and (b) are hereby amended and supplemented as follows:

          As of the date hereof, the Reporting Persons beneficially own 12,709,499 shares of Issuer Common Stock, 996,171 shares of Issuer Preferred Stock, 53,997 shares of Series 1-A Warrants and 12,262,542 shares of Series 2-A Warrants. The shares of Issuer Common Stock represent approximately 14.0% of the class. Each share of Issuer Preferred Stock is currently convertible into approximately 14.2857 shares of Issuer Common Stock, or an aggregate of 14,231,000 shares of Issuer Common Stock, which represents approximately 15.7% of the class. The Series 1-A Warrants are currently exercisable for 728,960 shares of Issuer Common Stock, representing approximately 0.8% of the class. The Series 2-A Warrants are currently exercisable for 12,262,542 shares of Issuer Common Stock, representing approximately 13.5% of the class. The Series 1-A Warrants and Series 2-A Warrants are collectively referred to herein as "Issuer Common Stock Equivalents".

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented as follows:

     As discussed above in Item 4, on May 14, 2001, Apollo Fund, Apollo Overseas and AIF IV entered into the Voting Agreement. Pursuant to the Voting Agreement, each of Apollo Fund, Apollo Overseas and AIF IV has agreed during the Term (as defined in the Voting Agreement), upon the terms and subject to the conditions contained therein, among other things, (i) to vote any of the shares of the outstanding Issuer Common Stock and Issuer Preferred Stock it owns (the "Apollo Securities") to approve the Merger Agreement and the Merger, and (ii) not to, directly or indirectly, (A) take any action to initiate, solicit, or encourage any Competing Transaction (as defined in the Merger Agreement) for the Issuer,
(B) engage in negotiations or discussions, or disclose any information regarding a Competing Transaction for the Issuer, or take any other action to facilitate or cooperate with the making of any inquiry or proposal regarding a Competing Transaction for the Issuer, or (C) agree to approve or endorse any Competing Transaction for the Issuer.

     During the Term, Apollo Fund, Apollo Overseas and AIF IV have each also agreed that (i) it will vote the Apollo Securities against any Competing Transaction for the Issuer, and (ii) it will not sell, transfer, assign, encumber or otherwise dispose of or grant a proxy with respect to any Apollo Securities other than as permitted pursuant to the terms of the Voting Agreement.

     The summary of the Voting Agreement contained in this Amendment No. 3 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Voting Agreement, which is filed as Exhibit 7 hereto and incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended and supplemented by adding thereto the following:

     Exhibit 6 - Form of Voting Agreement, dated as of May 14, 2001.

     Exhibit 7 - Press Release issued by the Issuer and Acquiror on May 14,
     2001.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2001                  APOLLO INVESTMENT FUND IV, L.P.

                                     By: Apollo Advisors IV, L.P.,
                                         its General Partner


                                         By: Apollo Capital Management


                                         By: /s/ Michael D. Weiner
                                             ------------------------
                                             Name:  Michael D. Weiner
                                             Title: Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2001                  APOLLO OVERSEAS PARTNERS IV, L.P.

                                     By: Apollo Advisors IV, L.P.,
                                         its General Partner


                                         By: Apollo Capital Management IV,
                                             Inc., its General Partner


                                         By: /s/ Michael D. Weiner
                                             ------------------------
                                             Name:  Michael D. Weiner
                                             Title: Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2001                     AIF IV/RRRR LLC IV, L.P.


                                        By: Apollo Management IV, L.P.,
                                            its Manager


                                        By: AIF IV Management, Inc.,
                                            its General Partner



                                        By: /s/ Micheal D. Weiner
                                            --------------------------
                                            Name:  Michael D. Weiner
                                            Title: Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2001                   APOLLO ADVISORS IV, L.P.


                                      By: Apollo Capital Management IV, Inc.,
                                          its General Partner



                                      By: /s/ Michael D. Weiner
                                          --------------------------
                                          Name:  Michael D. Weiner
                                          Title: Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2001                      APOLLO MANAGEMENT IV, L.P.


                                        By: AIF IV Management, Inc.
                                            its General Partner



                                        By: /s/ Michael D. Weiner
                                            -----------------------------
                                            Name:  Michael D. Weiner
                                            Title: Vice President

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

Exhibit 6      Form of Voting Agreement, dated as of May 14, 2001.

Exhibit 7      Press Release issued by the Issuer and Acquiror on May 14, 2001.